Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Spherix Incorporated (the “Company”) on Form S-1 of our report, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, dated March 11, 2019, with respect to our audits of the consolidated financial statements of the Company and its subsidiaries as of December 31, 2018 and 2017 and for each of the two years in the period ended  December 31, 2018, appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2018. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum llp

Marcum llp

New York, NY

January 30, 2020